Exhibit 99.48

AMENDMENT NO. 1 TO SHORT FORM BASE SHELF PROSPECTUS DATED

NOVEMBER 26, 2020

The short form prospectus dated November 26, 2020, as amended by this amendment, is referred to as a short form base shelf prospectus and has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after the short form prospectus dated November 26, 2020, as amended by this amendment, has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amendment, together with the short form base shelf prospectus dated November 26, 2020 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with certain securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com.

November 30, 2021

FIRST COBALT CORP.

$70,000,000

Common Shares

Warrants

Subscription Receipts

Units

The short form base shelf prospectus of First Cobalt Corp. (“First Cobalt” or the “Corporation”) dated November 26, 2020 (the “Prospectus”) is hereby amended by this amendment to increase the total offering price of the securities of the Corporation listed above (the “Securities”) that may be offered from time to time under the Prospectus from $20,000,000 to $70,000,000 (or the equivalent thereof in U.S. dollars or other currencies). In particular, the Prospectus is amended by deleting all references to “$20,000,000” contained within the Prospectus and substituting therefor “$70,000,000”. Capitalized terms used but not otherwise defined in this amendment have the meanings ascribed thereto in the Prospectus.

In addition, the Prospectus hereby amended by this amendment by:

(i)	deleting the reference to “the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020” in the fifth paragraph under the section titled “Cautionary Note Regarding Forward-Looking Statements” and replacing it with “the Corporation’s annual information form for the year ended December 31, 2020, dated April 15, 2021”; and

(ii)	deleting the second paragraph under the section titled “Documents Incorporated by Reference” and replacing it with the following:

“The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Annual Information Form;

(b)	the Corporation’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, and related notes thereto, together with the independent auditor’s report thereon;

(c)	the management’s discussion and analysis for the year ended December 31, 2020;

(d)	the Corporation’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 and related notes thereto;

(e)	the management’s discussion and analysis for the three and nine months ended September 30, 2021;

(f)	the material change report of the Corporation dated January 29, 2021 regarding the closing of the bought deal offering of Units at a price of $0.31 per Units for aggregate gross proceeds of $9,775,230;

(g)	the material change report of the Corporation dated April 5, 2021 regarding the amendment to the Glencore Loan Agreement;

(h)	the material change report of the Corporation dated September 2, 2021 regarding the closing of the US$37,500,000 principal amount of 6.95% senior secured convertible note offering (the “Note Offering”), and the brokered overnight-marketed public offering of Common Shares at a price of $0.25 per Common Share for aggregate gross proceeds of $9,537,500 (“Equity Offering”); and

(i)	the management information circular of the Corporation dated October 22, 2021 in connection with the annual general and special meeting of shareholders of the Corporation to be held on December 2, 2021.”

(iii)	deleting the paragraph under the section titled “Auditors” and replacing it with the following:

“KPMG LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.”

First Cobalt has distributed Units with an aggregate principal amount of $9,775,230 under the Prospectus. On February 22, 2021, First Cobalt also established an at-the-market equity program of up to $10,000,000 Common Shares under the Prospectus (the “ATM Program”), pursuant to which the Corporation raised an aggregate of $686,274.10. The ATM Program was terminated effective upon closing of the Note Offering and the Equity Offering. In connection with the Equity Offering, First Cobalt has also distributed Common Shares with an aggregate principal amount of $9,537,500 under the Prospectus. Following which, the Corporation is satisfied that it has sufficient cash resources to fund operations and planned construction over the next 12 months.

All information permitted under applicable law to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read the Prospectus (including any amendment thereto) and any applicable Prospectus Supplement carefully before you invest in any Securities.

Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in the Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

See “Cautionary Statement Regarding Forward-Looking Statement” and “Risk Factors” beginning on pages 4 and 11 of the Prospectus, and the documents incorporated therein by reference and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to November 26, 2020 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which also is or is deemed to be incorporated by reference therein, modifies or supersedes that statement.

CERTIFICATE OF THE CORPORATION

Dated: November 30, 2021

The short form base shelf prospectus dated November 26, 2020, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

“Trent Mell”	“Ryan Snyder”
Trent Mell	Ryan Snyder
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

“John Pollesel”	“Garett Macdonald”
John Pollesel	Garett Macdonald
Director	Director